UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: March 28, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

March 28, 2008

FOR IMMEDIATE RELEASE

JEAN-PIERRE VANDROMME TO REMAIN AS CEO OF GOLDEN TELECOM

Moscow and New York (March 28, 2008) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading provider of telecommunications services in Russia and the Commonwealth of Independent States (“CIS”), today announced that Jean-Pierre Vandromme, the Chief Executive Officer of Golden Telecom, Inc. (“Golden Telecom”), has agreed to extend his contract term until December 31, 2009. Golden Telecom was recently acquired by a subsidiary of VimpelCom.

“I am very pleased that Jean-Pierre has agreed to stay with the Company and I am confident that he will continue to run Golden Telecom as successfully as before. Jean-Pierre’s vast professional experience and exceptional managerial skills will be very useful for our ambitious project of building the biggest integrated telecommunications provider in Russia and the CIS", said Alexander Izosimov, the Chief Executive Officer of VimpelCom.

About VimpelCom (www.vimpelcom.com)

The VimpelCom Group is a telecommunications operator, providing voice and data services, covered through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP"

About Golden Telecom (www.goldentelecom.com)

Golden Telecom, Inc. (part of the VimpelCom Group) is a leading facilities-based provider of integrated telecommunications and Internet services in major population centers throughout Russia and other countries of the CIS. Golden Telecom offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities including Moscow, Kiev, St. Petersburg, Nizhny Novgorod, Samara, Kaliningrad, Krasnoyarsk, Almaty, and Tashkent, and via intercity fiber optic and satellite-based networks, including approximately 314 combined access points in Russia and other countries of the CIS. Golden Telecom offers mobile services in Moscow, Kiev and Odessa.

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the extension of Jean-Pierre Vandromme’s contract term as Chief Executive Officer of Golden Telecom until December 31, 2009 and VimpelCom’s ability to build the biggest integrated telecommunications providers in Russia and the CIS. There can be no assurance that Mr. Vandromme's contract term as CEO will not be terminated prior to December 31, 2009 by either the Board of Golden Telecom or by Mr. Vandromme or that VimpelCom will be able to fully achieve its goals. Certain additional factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2006 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this press release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexander Boreyko	Michael Polyviou
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1(212) 850 5600
Investor_Relations@vimpelcom.com	mpolyviou@fd-us.com